Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
Telephone: (916) 795-2731; Fax (916) 795-2842

May 13, 2008

Dear Shareowner of Tech Data Corporation:

VOTE FOR PROPOSAL #3 – PROVIDE SHAREOWNER ADVISORY VOTE ON COMPENSATION

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS).  CalPERS is the largest public pension system in the U.S., with approximately $240 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members. CalPERS is a significant long-term shareowner of Tech Data Corporation owning approximately 703,000 shares. We are requesting your support for Proposal #3 at the June 4, 2008 Annual Meeting of Shareowners to allow shareowners the opportunity at each annual meeting to ratify executive compensation.

PAY FOR FAILURE AT TECH DATA

Shareowners of Tech Data have witnessed stock underperformance relative to the Russell 3000 index and its industry peer index  over the 1-, 3-, and 5-year time periods ending April 30, 2008:

Time Period Ending 4/30/2008	Tech Data Corp (TECD)	Russell 3000 Index	Relative Return Tech Data to Russell 3000 Index	Wholesalers Russell Industry Peer Index	Relative Return Tech Data to Peer Index
5 years	39.81%	71.60%	-31.79%	123.53%	-83.7%
3 years	-7.99%	28.21%	-36.21%	23.60%	-31.59%
1 year	-5.43%	-5.16%	-0.28%	0.18%	-5.61%
Source: Factset

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As disclosed in the 2008 Proxy Statement, the Board awarded pay increases to themselves as directors and executive management while delivering significant long-term absolute and relative stock underperformance to shareowners.

PROPOSAL #3 SEEKS ANNUAL NON-BINDING SHAREOWNER SAY-ON-PAY

A non-binding shareowner advisory vote on executive compensation would enhance constructive communication between shareowners and the board on the topic of compensation while improving transparency in setting executive pay.  Directors should be held to a high standard of accountability in explaining and justifying compensation policies and decisions in terms of aligning executive performance with the creation of shareowner value.  An advisory vote would inform management and the board of shareowner views without involving shareowners in the micromanagement of executive compensation decisions.  Shareowner voting results of an advisory vote would:

Tech Data Corporation
May 13, 2008

➢	Promote substantive dialogue, encourage independent thinking by the board, and stimulate healthy debate for the purpose of holding management accountable for stock performance.

ANNUAL ADVISORY SHAREOWNER VOTE: A POSITIVE GLOBAL BEST PRACTICE

CalPERS believes communicating non-binding shareowner sentiment (Positive or Negative) about executive compensation is an effective alternative to withholding vote from individual directors.  Shareowners are serious about holding their director representatives accountable for compensating executives. However, withholding votes from compensation committee members can send a mixed message for registering dissatisfaction for the way a compensation committee administers compensation plans and policies.

Today, Boards in the United States including Aflac, Verizon, RiskMetrics, Par Pharmaceuticals, and Blockbuster have concluded that submitting executive compensation practices and philosophies to shareowners for ratification is the right thing to do.

Other countries, such as the United Kingdom and Australia, allow shareowners to cast an advisory vote on executive compensation practices resulting in no apparent negative ramifications to shareowner value.

➢	An executive compensation advisory vote is the RIGHT THING TO DO as evidenced by corporate adoption and support globally.

YOU CAN HELP – VOTE “FOR” PROPOSAL #3

CalPERS believes that approval of Proposal #3 will send a strong message to the Tech Data Board to improve compensation policies, while having a positive impact on shareowner value.

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Send a powerful message by voting “FOR” proposal #3 on the proxy card. The results of such a vote would, we believe, provide useful information about whether shareowners view senior executive compensation practices, as reported each year, to be in shareowners’ best interests.

➢	Publicize your vote to further unite and encourage investors to support this campaign.

DO NOT BE MISLED BY TECH DATA

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If you are an investor and find yourself under pressure from Tech Data to vote against this proposal, ask yourself why defeating this initiative – which is intended to improve board accountability, shareowner rights, and shareowner value – is so important to them.

Please refer to the proxy statement for more information or call The Altman Group, Inc. who is assisting us with this effort toll-free at (800) 314-9816 or at (201) 460-1200 if you have any questions or need assistance in voting your shares.

Sincerely,

Dennis Johnson, CFA
Senior Portfolio Manager

PLEASE NOTE: CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.